Apollo Hospitals
CHENNAI
touching lives

RECEIVED
2005 NOV -1 P 12:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

05012212

SUPPL

Date : October 13, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited
File No. 82-34893

With reference to above, please find enclosed the following :-

(i) Distribution of Shareholding for the quarter ended 30th September 2005.

(ii) List of persons/entities holding more than 1% of the share capital.

(iii) Compliance Report on Corporate Governance for the quarter ended 30th September 2005.

(iv) Copy of the Compliance Certificate issued by Practising Company Secretary.

Kindly acknowledge receipt.

PROCESSED
NOV 01 2005
THOMSON FINANCIAL

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

Distribution of Shareholding as on 30th September 2005

	Category	No. of Shares Held	% of Share Holding
A.	**PROMOTERS' HOLDING**		
1	**Promoters**		
(a)	Indian Promoters	14,366,007	28.39
(b)	Foreign Promoters	--	--
2	Persons acting in Concert	--	--
	Sub-Total	**14,366,007**	**28.39**
B.	**NON PROMOTERS' HOLDING**		
3	**Institutional Investors**		
(a)	Mutual Funds and UTI	214,480	0.42
(b)	Banks, Financial Institutions, Insurance Companies (Central / State Government Institutions / Non Government Institutions)	583,067	1.15
(c)	Foreign Institutional Investors	12,931,954	25.56
	Sub-Total	**13,729,501**	**27.13**
4	**Others**		
(a)	Private Corporate Bodies	1,020,783	2.02
(b)	Indian Public	5,734,704	11.33
(c)	NRIs/OCBs	1,352,623	2.67
(d)	Any other		
	(i) Foreign Companies	5,500,000	10.87
	(ii) GDR Depositary (The Bank of New York)	8,895,000	17.58
	Sub-Total	**22,503,110**	**44.47**
	GRAND TOTAL	**50,598,618**	**100**

Note

(I) Total Foreign Shareholdings 28,679,577 56.68

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. Venkataraman

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

Apollo Hospitals Enterprise Limited

Details of persons/entities holding more than 1% of the shares

As on 30th September 2005

Sl. No.	Category	Name	No. of Shares	% of Shares
A.	**PROMOTERS' HOLDING**			
1	**Indian Promoters**			
		Dr. Prathap C Reddy	1,464,593	2.89
		Ms. Sucharitha Reddy	1,729,937	3.42
		Ms. Preetha Reddy	724,670	1.43
		Ms. Shobana Kamineni	1,089,976	2.15
		Ms. Sangita Reddy	1,281,254	2.53
		Mr. Vishweshwar Reddy	788,710	1.56
		PCR Investments Ltd	5,733,009	11.33
	Sub-Total		12,812,149	25.32
B.	**NON PROMOTERS' HOLDING**			
3	**Institutional Investors**			
c	FIIs	Maxwell (Maruitius) Pte Ltd	2,079,930	4.11
		Emerging Markets Growth Fund Inc	1,666,666	3.29
		Smallcap World Fund Inc	1,433,400	2.83
		Oppenheimer Funds. Inc Oppenheimer International Small Company Fund	1,250,000	2.47
		Fidelity Select Portfolios Medical Delivery Portfolio	996,565	1.97
		Robeco Capital Growth Funds	930,000	1.84
		Robeco Institutional Asset Mgmt. N.V. A/c Stichting Custody Robeco Institutional Re-Calypso	874,317	1.73
		Capital International Emerging Markets Fund	725,100	1.43
		Morgan Stanley and Co. International Limited A/c Morgan Stanley Dean Witter Mauritius Company Limited	542,053	1.07
	Sub-Total		10,498,031	20.75
4	**Others**			
d	Foreign Companies	Bisikan Bayu Investments (Mauritius) Limited	5,500,000	10.87
e	GDR Depositary	The Bank of New York	8,895,000	17.58
	Sub-Total		14,395,000	28.45
		GRAND TOTAL	37,705,180	74.52

For APOLLO HOSPITALS ENTERPRISE LTD.

APOLLO HOSPITALS ENTERPRISE LIMITED

QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE

Name of the Company: Apollo Hospitals Enterprise Limited

Quarter ending on: 30th September 2005

Particulars	Clause of Listing Agreement	Compliance Status	Remarks
1	2	3	4
Board of Directors	49I	Yes	
Audit Committee	49 II	Yes	
Shareholders/Investors Grievance Committee	49 VI (C)	Yes	
Remuneration of Directors	49 III	Yes	
Board Procedure	49 IV	Yes	
Management	49 V	Yes	
Shareholders	49 VI	Yes	
Report on Corporate Governance	49 VII	Yes	

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. Venkataraman

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

Lakshmmi Subramanian & Associates

LAKSHMMI SUBRAMANIAN, B.Com, F.C.S.
P. SRIRAM, M.A. A.C.S
Practising Company Secretaries

October 13, 2005

To

All the Listed stock Exchanges

Dear Sir,

Sub: Compliance Certificate - Reg.

****

We have examined the relevant books and records of **M/S. APOLLO HOSPITALS ENTERPRISE LIMITED** produced before us for the purpose of issuing the Certificate under the Listing Agreement with the Stock Exchanges and based on our such examination as well as information and explanations furnished to us, which to the best of our knowledge and belief were necessary for the purposes of our certification, we hereby certify that in our opinion and according to the best of our information and belief the company has, in relation to the half year ended 30th September 2005 processed and delivered all share certificates within the period stipulated under the Listing agreement from the date of lodgement for transfer, transmission.

Apollo Hospitals
CHENNAI
touching lives

RECEIVED
2005 NOV -1 P 12:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Date : October 14, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited
File No. 82-34893

With reference to above, we would like to inform you that we will be furnishing the audited financial results for the half year ended 30th September 2005 to you on or before 30th November 2005.

Please take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com